Exhibit 23.1

Consent of Independent Registered Accounting Firm

We consent to the inclusion in this Registration Statement of FG New America Acquisition II Corp. on Form S-1 of our report dated February 5, 2021, except for Note 4, paragraphs 2 and 3 of Note 7, and Note 8 as to which the date is September 13, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of FG New America Acquisition II Corp. as of December 31, 2020 and for the period from December 23, 2020 (inception) to December 31, 2020, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Chicago, Illinois

September 13, 2021